May 20, 2005


Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Re: Strategic Diagnostics Inc.
    Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-22400

Dear Mr. Cash:

This letter is in response to comments of the Staff contained in your letter to Anthony J. Simonetta, Vice President -- Finance and Chief Financial Officer of Strategic Diagnostics Inc. ("management", "we", "our", "us" or the "Company"), dated April 19, 2005. The comments in the Staff's letter have been set forth below, along with the Company's responses thereto.

The information contained herein is being furnished by the Company on a supplemental basis. As set forth in the various responses below, the Company proposes to include, where appropriate, revisions to its disclosures in future filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In this respect, the Company has included a number of such disclosures in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005. The Company proposes to include any other appropriate additional disclosures in its Annual Report on Form 10-K for the year ending December 31, 2005 (the "2005 Annual Report").

Letter to Shareholders
----------------------
1. WE NOTE THAT YOU INTRODUCED THE STARS PROGRAM DURING 2004. IF THE COSTS OF THIS PROGRAM ARE MATERIAL, PLEASE REVISE FUTURE FILINGS TO DISCLOSE HOW YOU ARE ACCOUNTING FOR THE COSTS OF THIS PROGRAM.

     The Schedule Tracking and Antibody Reporting system (STARs) is a web-based program that allows our customers online access to detailed information relating to the processing and status of their specific projects. The

Mr. John Cash
Accounting Branch Chief - SEC
May 20, 2005
Page 2


     program was developed by the Company's IT department and software was not purchased in connection with the program's development. The internal costs required in the development of STARs were de minimis and expensed as incurred. As such, the Company respectfully suggests that at this time specific disclosure regarding the costs of the program is not necessary.

Year Ended December 31, 2003 versus year ended December 31, 2002 -- Non-GAAP Financial Measures, page 30
----------------------------------------------------------------------------
2. WE NOTE THAT YOU HAVE PRESENTED THE NON-GAAP MEASURE "PRO FORMA NET INCOME" FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003 AND HAVE THE FOLLOWING COMMENTS.

o DO NOT LABEL YOUR NON-GAAP MEASURE AS "PRO FORMA" AS THIS IMPLIES COMPLIANCE WITH THE REQUIREMENTS OF ARTICLE 11.

     The Company advises that, in all future filings that include a non-GAAP measure of this type, the term "as adjusted" will be used in place of "pro-forma."

o WE NOTE THAT THIS NON-GAAP MEASURE INCLUDES YOUR INVENTORY WRITE DOWN OF $3.0 MILLION. IT IS UNCLEAR TO US WHY THE $389,000 RECOVERY FROM SALES OF CERTAIN OF THIS INVENTORY IN 2004 IS NOT ADDRESSED AND PRESENTED IN YOUR DISCUSSION OF NON-GAAP FINANCIAL MEASURES. PLEASE DO SO IN FUTURE FILINGS.

     The Company advises that the table on page 31 of the Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Annual Report") reconciles net income as reported to net income adjusted for those one time events that do not represent normal recurring activities of the Company for the year ended December 31, 2003. A similar non-GAAP measure was not presented for the year ended December 31, 2004.

Critical Accounting Policies -- Deferred Taxes, page 34
-------------------------------------------------------
3. IN FUTURE FILINGS, PROVIDE THE FOLLOWING ADDITIONAL DISCLOSURES REGARDING YOUR ACCOUNTING FOR DEFERRED TAXES:

o THE AMOUNT AND TIMING OF YOUR PROJECTED FUTURE TAXABLE INCOME NECESSARY TO FULLY UTILIZE YOUR NET OPERATING LOSS CARRY FORWARDS;

     The Company advises that, in future filings where providing such information is required, the table presented on page F-19 of the 2004 Annual Report will be expanded to include amounts for all years in which net operating loss carry forwards (NOLs) expire. The Company will also

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 3

     include a statement with the table that will read as follows: "The Company expects to have sufficient future taxable income to utilize such NOLs prior to the expiration of the net operating loss carry forwards."

o ADDRESS THE NEGATIVE INDICATORS YOU CONSIDERED IN REVIEWING THE RECOVERABILITY OF YOUR DEFERRED TAX ASSET;

     The Company advises that, in future filings where providing such information is required, the discussion of the negative indicators considered in reviewing the recoverability of our deferred tax assets will be included. For the year ended December 31, 2004, these negative indicators included:

         The Company experienced a loss before taxes of $854 thousand in 2003 and a loss before taxes of $912 thousand in 2002. It should be noted that the 2003 loss included $3.6 million of losses before taxes related to items that management believes are outside of normal operations.

         Without removing the effect of items management believes are outside of normal operations, the Company has a cumulative loss before taxes of $1.6 million for the three year period from 2002 through 2004.

         The 2004 income before taxes of $1.8 million was lower than the 2004 budget for income before taxes of $3.3 million.

         The Company has net operating loss carry forwards that begin to expire in 2007.

o ADDRESS THE POSITIVE AND NEGATIVE INDICATORS YOU CONSIDERED IN CONCLUDING THAT A FULL VALUATION ALLOWANCE WAS NECESSARY FOR DEFERRED TAX ASSETS IN CERTAIN STATE JURISDICTIONS AND A SUBSTANTIAL VALUATION ALLOWANCE FOR FOREIGN DEFERRED TAX ASSETS.

     The Company advises that, in future filings where providing such information is required, a discussion of the positive and negative indicators management considered in concluding that a valuation allowance was necessary for deferred tax assets in certain state jurisdictions and for foreign deferred tax assets will be included.

     At December 31, 2004, the positive and negative indicators management considered in concluding that a full valuation allowance was necessary for deferred tax assets in certain state jurisdictions were as follows:

         Management has considered the positive and negative evidence consistent with the analysis for federal tax purposes described in Note 12 "Income Taxes" of the Notes to the Consolidated Financial Statements included in the 2004 Annual Report and the additional items described above. Based on those positive and negative factors, management believes that

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 4

         it will realize the deferred tax assets in Delaware and other states, excluding Pennsylvania and North Carolina, (discussed below) and, therefore, no valuation allowance is required.

         The Company has substantially reduced its presence in North Carolina and Pennsylvania since the time when the net operating losses were incurred in those jurisdictions. With the reduced presence, the Company does not expect to utilize net operating loss carry forwards in North Carolina and Pennsylvania and has maintained a full valuation allowance.

     Also, at December 31, 2004, the positive and negative indicators we considered in concluding that a substantial valuation allowance was necessary for foreign deferred tax assets were as follows:

         Positive indicators
            o The foreign operations in the United Kingdom ("UK") contributed income before taxes of $375 thousand for the year ended December 31, 2004.

            o  The 2005 Budget for UK income before taxes is $345 thousand.

         Negative indicators
            o The Company has a history of substantial net operating losses in the UK.

            o The Company did not have income before taxes in the UK until recently and 2004 was the first year that the Company had more than $100 thousand of such income.

            o The Company has limitations with regard to budgeting the operations in the UK beyond the next year. Such limitations included the hiring of a UK Director of Distribution late in 2004 and the rebuilding of the distributor network for sales of Company products beginning in 2005.

Critical Accounting Policies -- Revenue Recognition, pages 34 and 35
--------------------------------------------------------------------
4. WE NOTE THAT YOUR DISCUSSION UNDER REVENUE RECOGNITION IS MERELY A REPEAT OF YOUR ACCOUNTING POLICY IN NOTE 2 OF THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. EXPAND YOUR DISCUSSION IN FUTURE FILINGS TO DISCUSS THE SIGNIFICANT ASSUMPTIONS AND JUDGMENTS THAT ARE INVOLVED IN RECOGNIZING YOUR REVENUE AND THE IMPACT THAT CHANGES IN THESE UNDERLYING ASSUMPTIONS AND JUDGMENTS COULD HAVE ON YOUR FINANCIAL STATEMENTS.

     The Company will expand its disclosure of revenue recognition policies in future filings in accordance with the Staff's comment.

     The Company advises that, as described on page 34 of the 2004 Annual Report, the sale of immunoassay-based test kits, standard antibodies and

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 5

     immunochemical reagents are recognized upon the shipment of product or when services are provided. In future filings, the Company will expand the discussion to include a statement substantially as follows: "Revenue associated with such products or services is recognized when persuasive evidence of an order exists, shipment of product has occurred or services have been provided, the price is fixed and determinable and collectibility is probable. Management is required to make judgments based on actual experience about whether or not collectibility is reasonably assured."

     Also, as described on page 35 of the 2004 Annual Report, sales of certain antibodies and immunochemical reagents include revenues recognized under the percentage of completion method and are recognized based on the percentage of costs or time incurred through the reporting date versus the estimate for the complete contract or project. In future filings, the Company will expand the discussion to include a statement substantially as follows: "The Company's application of percentage of completion accounting is based on the fact that the outcome of projects can be estimated reliably. A project's outcome can be estimated reliably because total contract revenue is generally fixed, it is probable that economic benefit will flow to the Company and the stage of project completion can be measured with a high degree of certainty. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates or losses on projects in progress are recorded in the period such revisions or losses become likely and estimable."

     Also, please refer to the answer to comment #7.

Item 9A. Controls and Procedures
--------------------------------
5. WE NOTE YOUR DISCLOSURE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE FUNCTIONING EFFECTIVELY TO PROVIDE REASONABLE ASSURANCE THAT THE INFORMATION REQUIRED TO BE DISCLOSED IN REPORTS FILED UNDER THE EXCHANGE ACT WAS RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS. IN FUTURE FILINGS, REVISE TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE FOR THE PURPOSE OF ENSURING THAT MATERIAL INFORMATION REQUIRED TO BE IN THIS REPORT IS MADE KNOWN TO MANAGEMENT AND OTHERS, AS APPROPRIATE, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURES. ALTERNATIVELY, YOU MAY SIMPLY CONCLUDE THAT YOUR DISCLOSURE CONTROLS ARE EFFECTIVE OR INEFFECTIVE, WHICHEVER THE CASE MAY BE. SEE EXCHANGE ACT RULE 13A-L 5(E). ADDRESS THIS COMMENT AS IT RELATES TO YOUR DISCLOSURES UNDER ITEM 4. CONTROLS AND PROCEDURES INCLUDED IN YOUR FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005.

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 6

     The Company advises that Item 4 "Controls and Procedures" of Form 10-Q for the quarter ended March 31, 2005 included the following disclosure, which the Company also anticipates including in future periodic filings under the Exchange Act:

     "The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Act of 1934, as amended, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected."

Summary of Significant Accounting Policies, page F-6
----------------------------------------------------
Revenue Recognition, page F-8
-----------------------------
6. WE NOTE THAT YOU RECOGNIZE THE REVENUE FROM THE SALE OF IMMUNOASSAY-BASED TEST KITS AND THE SALE OF CERTAIN ANTIBODIES AND IMMUNOCHEMICAL REAGENTS UPON SHIPMENT AND TRANSFER OF TITLE OR WHEN THE SERVICES ARE PROVIDED. PLEASE SUPPLEMENTALLY PROVIDE FOR US A COMPREHENSIVE DESCRIPTION OF YOUR REVENUE ARRANGEMENTS, INCLUDING A DISCUSSION OF WHETHER YOUR PRODUCTS AND SERVICES ARE PROVIDED UNDER REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES. IF APPLICABLE, ADDRESS FOR US HOW YOU HAVE APPLIED THE GUIDANCE SET FORTH IN EITF 00-21: REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES.

     The Company advises that arrangements with customers for the sale of immunoassay-based test kits, standard antibodies or immunochemical reagents do not include more then one deliverable. Consequently, the guidance in EITF 00-21 does not apply.

     Also, please refer to the answers to comments #4 and #9.

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 7

7. TELL US HOW YOU DETERMINED THAT IT WAS APPROPRIATE TO USE PERCENTAGE OF COMPLETION ACCOUNTING FOR YOUR SALES OF CERTAIN ANTIBODIES AND IMMUNOCHEMICAL REAGENTS. TELL US THE NATURE OF THE PRODUCT OR SERVICE YOU ARE PROVIDING. IN THIS REGARD, PLEASE NOTE THAT YOU SHOULD NOT ANALOGIZE TO THE PERCENTAGE-OF-COMPLETION MODEL FOR REVENUE RECOGNITION OTHER THAN THE CONTRACTS SPECIFICALLY INCLUDED IN THE SCOPE OF (A) ACCOUNTING RESEARCH BULLETIN (ARB) NO. 45, LONG-TERM CONSTRUCTION-TYPE CONTRACTS, AND (B) STATEMENT OF POSITION (SOP) 8 1-1, ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION-TYPE AND CERTAIN PRODUCTION-TYPE CONTRACTS.

     The Company advises that, as described in the response to comment #4 above, only a portion of the Company's antibody and immunochemical reagents revenues relate to the production of custom antibodies. These revenues were 21%, 23% and 20% of the Company's total revenues for 2004, 2003 and 2002, respectively.

     The Company enters into contracts related to the production of custom antibodies and reagents, which provide for the performance of defined tasks for a fixed price, with delivery of the product upon completion of production. Statement of Position (SOP) 81-1, paragraph #12 states, "Contracts covered by this SOP are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyers specification." Accordingly, management believes the Company's contracts are specifically included in the scope of SOP 81-1 and supported by Accounting Research Bulletin No. 45, Long Term Construction-Type Contracts, under which the percentage of completion method is one of the two generally accepted revenue recognition methods. The standard time to complete a project is typically longer than 30 days but less than 12 months, effort is expended over the life of the project, and the Company can reasonably estimate the hours and costs to be incurred throughout the contract term and such hours and costs are expensed as incurred.

     The Company recognizes revenues associated with the contracts based on the percentage of time or costs incurred through the reporting date versus the estimate for the complete contract or project. There is little development risk as the projects require the Company to inject antigens in goats and rabbits and extract serum, which include antibodies. The Company has performed these tasks for years for numerous customers. The Company's revenue under such contracts is not at risk if the outcome of the project is unsuccessful.

     See the proposed expanded revenue recognition disclosure for the 2005 Annual Report and the recently filed Report on Form 10-Q for the quarter ended March 31, 2005 included in the answer to comment #4 above.

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 8

8. IF PRODUCT RELATED SERVICES ARE MORE THAN 10% OF CAPTION PRODUCT RELATED REVENUES, SEPARATELY PRESENT THESE SERVICES AND THEIR RELATED COSTS ON THE FACE OF YOUR STATEMENT OF OPERATIONS AS REQUIRED BY RULE 5-04(B)(1)(A).

     The Company advises that product related services typically represent the housing of animals at the customer's request after the completion of a project. Occasionally, at the completion of an antibody project, a customer will ask the Company to keep the animal used in the project for a period of time in the event the customer orders more of the same antibody to be produced. The costs of providing such services are billed to the customer monthly. Revenue is recorded as billed and does not represent more than 10% of caption product related revenues.

     Also, please refer to the answers to comments #4, #7 and #9.

Note 9. Segment, Geographic and Customer Information, page F-16
---------------------------------------------------------------
9. PLEASE TELL US MORE ABOUT THE ORGANIZATIONAL CHANGES YOU MADE DURING 2003 AND WHY THESE CHANGES CAUSED YOU TO COMBINE THE TWO PREVIOUSLY REPORTED SEGMENTS INTO ONE REPORTING SEGMENT. ADDRESS WHETHER YOU STILL HAVE THE TWO PREVIOUS OPERATING SEGMENTS, TEST KITS AND ANTIBODY. IF SO, ADDRESS, WITH SPECIFIC REFERENCE TO THE CRITERIA SET FORTH IN PARAGRAPH 17 OF SFAS 131, THE APPROPRIATENESS OF AGGREGATING THESE OPERATING SEGMENTS INTO ONE REPORTABLE SEGMENT. ALSO, ADDRESS FOR US THE NATURE OF FINANCIAL INFORMATION RECEIVED BY AND REVIEWED BY YOUR CHIEF OPERATING DECISION MAKER.

     Prior to 2003, the Company maintained separate reportable segments for the test kit and antibody operations. In early 2003, the Company reorganized manufacturing and sales and marketing and eliminated the "segment manager" position, as defined in paragraph 14 of SFAS 131, which resulted in a flatter, more streamlined structure than before the reorganization. By combining manufacturing work centers and groups, the Company is able to more efficiently deploy its scientific, technical and labor resources. Creating a single sales and marketing organization enables the Company to be more effective in addressing all of its market opportunities. With the reorganization, the segments were aggregated.

     Today, the Company describes itself as providing bio-services and industrial bio-detection services. Bio-services include providing custom antibody production services and antibody reagents to the diagnostic, pharmaceutical, bio-medical and academic research and development markets. Industrial bio-detection services include providing test kits (manufactured generally with antibodies produced internally) for assessing the health, safety and quality of food, water and the environment. In addition to the combination of manufacturing and sales and marketing, the quality

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 9

     control and research and development departments each have responsibility for both service offerings.

     The Company's CEO, who functions as the chief operating decision maker, generally receives monthly complete Company-wide GAAP financial statements and information relative to the determination of contribution margin (defined as revenues less direct costs) for food safety, water quality and antibody products and services. Such contribution margin related schedules do not include all allocations necessary to provide a complete understanding of the profit and loss of the products and services, as materials prepared in an actual segment reporting format might. Balance sheet and cash flow information are not maintained on a products and services basis.

     The Company believes it is appropriate to continue to aggregate bio-services and industrial bio-detection services into one reportable segment based on the criteria set forth in paragraph 17 of SFAS 131. The description of the Company's business, as so aggregated, with specific reference to the paragraph 17 criteria, follows:

     NATURE OF PRODUCTS AND SERVICES
     -------------------------------

     The Company's primary core competency is in the development and manufacture of antibodies. Such antibodies are incorporated into test kits manufactured by the Company for the detection of a wide variety of substances related to food safety and water quality and used by medical diagnostic and pharmaceutical companies and research institutions.

     The Company's products and services include the following:

     FOOD SAFETY - includes tests to detect specific traits in genetically engineered plants, tests to detect Genetically Modified (GM) traits in food ingredients and food fractions, tests to detect naturally occurring fungi in grains (mycotoxins) and tests for food pathogens.

     WATER QUALITY - includes tests to detect toxicity in drinking water, industrial process water and wastewater, and tests to detect specific traits in soil and other waste matter for use at environmental remediation projects, hazardous waste operations and other applications.

     ANTIBODY - provides a wide array of antibodies and antibody services, including hybridoma development, calibrators, antigens and reagents and the production of monoclonal and polyclonal antibodies. Such antibodies are

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 10

     incorporated into Company-manufactured test kits described above and diagnostic and therapeutic products, and used in clinical research.

     NATURE OF PRODUCTION PROCESSES
     ------------------------------

     The Company's primary manufacturing processes include antibody development and production, test kit production and assembly, quality control, packaging and shipping. The manufacturing group produces antibodies from facilities in Newark, DE and Windham, ME and test kits from our facility in Newark, DE.

     Antibodies are developed and produced by the Company using animals or cell culture methods. Utilizing proprietary technologies, the Company embeds an antibody into a test kit format that is appropriate for a customer's use. The type of test kit format chosen for any given application depends on the needs of the customer and may include factors such as ease-of-use, cost-per-test, number of samples to be tested, location where the test will be performed and experience of the user.

     The Company manufactures all of its products in accordance with the FDA's Good Manufacturing Practices guidelines and has implemented data-driven problem solving and statistical process controls to continuously improve quality and performance. The Company utilizes a formal sales and operations planning process and an integrated Manufacturing Resource Planning (MRP) tool to control all elements of the supply chain and manufacturing processes; including raw material procurement, inventory management, capacity planning and production scheduling, work-in-process tracking, order processing, shipping and customer invoicing.

     CUSTOMERS FOR PRODUCTS AND SERVICES
     -----------------------------------

     The Company sells products and services in the food safety, water quality and antibody market categories through its U.S. direct sales force, a network of over 50 distributors in Canada, Mexico, Latin America, Europe and Asia and its corporate partners. These products and services are sold to a wide range of customers including water utilities, food processors, pharmaceutical, biotechnology and diagnostic companies and major biomedical research centers.

     METHODS USED TO DISTRIBUTE PRODUCTS OR PROVIDE SERVICES
     -------------------------------------------------------

     In the U.S., the major route of sale is through a national field sales force organized by market category in defined sales territories. Outside the U.S., distributors are country-specific and have access to all products and services. The sales force is augmented by an in-house customer

     Mr. John Cash
     Accounting Branch Chief - SEC
     May 20, 2005
     Page 11

     service team, which, in addition to interfacing between customers and technical support, provides logistics support to sales personnel.

     Products produced at one of our manufacturing facilities are generally shipped to customers via a nationally recognized overnight transportation service. Services, such as purifying and fragmenting customer owned antibodies, are provided by the Company's laboratories and returned to the customer, also via a nationally recognized overnight transportation service.

     NATURE OF THE REGULATORY ENVIRONMENT
     ------------------------------------

     The Company's products and services are not subject to mandatory regulatory oversight. However, the Company believes that the validation and acceptance of its products by regulatory agencies, though not required for the use of its products, is a significant factor in gaining market acceptance. There are two main areas in which the Company seeks regulatory acceptance for its products: environmental contaminant testing methods by federal and state environmental protection agencies and water testing methods by federal and state agencies.

10. PROVIDE THE PRODUCT AND DISCLOSURE INFORMATION REQUIRED BY PARAGRAPH 37 OF SFAS 131.

     The Company advises that the information required by paragraph 37 of SFAS 131 is provided on page 26 of the 2004 Annual Report. In future filings on Form 10-K, such information will be included in the Company's note to the consolidated financial statements titled "Segment, Geographic and Customer Information."

Any comments or questions with respect to the foregoing should be addressed to Anthony J. Simonetta of the Company at 302-456-6789 ext. 305.

Very truly yours,

/s/ Anthony J. Simonetta

Anthony J. Simonetta, Vice President - Finance and CFO

cc: Ellen Goitia, KPMG
    Justin Chairman, Morgan Lewis
    Patricia Armelin, SEC
    Jeanne Baker, SEC